ANAPTYSBIO, INC.

10770 Wateridge Circle, Suite 210

San Diego, CA 92121

January 7, 2022

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attention:	Michael Davis

Re:	AnaptysBio, Inc. Registration Statement on Form S-3 (File No. 333-261953) filed December 30, 2021.

Requested Date: January 11, 2022

Requested Time: 4:00 PM Eastern Time

Ladies and Gentlemen:

AnaptysBio, Inc. (the “Registrant”) hereby requests that the Securities and Exchange Commission (the “Commission”) take appropriate action to declare the above-captioned Registration Statement on Form S-3 effective at the “Requested Date” and “Requested Time” set forth above or as soon thereafter as practicable, or at such later time as the Registrant may orally request via telephone call to the staff of the Commission.

The Registrant hereby authorizes Ryan G. Mitteness, an attorney with the Registrant’s outside legal counsel, Fenwick & West LLP, to orally modify or withdraw this request for acceleration.

The Registrant requests that it be notified of such effectiveness by a telephone call to Mr. Mitteness at (206)-389-4533.

* * *

Sincerely,

ANAPTYSBIO, INC.

By:	/s/ Eric Loumeau
Eric Loumeau
Chief Operating Officer and General Counsel

cc:	Hamza Suria, Chief Executive Officer
AnaptysBio, Inc.

Ryan G. Mitteness, Esq.
Fenwick & West LLP

[Signature Page to Company Acceleration Request Letter]